NO ACT

1-7-11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

[redacted]

11005740

February 15, 2011

William H. Aaronson
Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017

FEB 15 2011
Washington, DC 20549

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 02-15-2011

Re: Comcast Corporation
Incoming letter dated January 7, 2011

Dear Mr. Aaronson:

This is in response to your letter dated January 7, 2011 concerning the shareholder proposal submitted to Comcast by Trillium Asset Management Corporation on behalf of Louise Rice. We also have received a letter from Trillium Asset Management Corporation dated February 7, 2011. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Gregory S. Belliston
Special Counsel

Enclosures

cc: Jonas Kron
Trillium Asset Management Corporation
711 Atlantic Avenue
Boston, MA 02111-2809

February 15, 2011

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Comcast Corporation
Incoming letter dated January 7, 2011

The proposal requests that Comcast "publicly commit to market and sell wireless broadband products which abide by Internet network neutrality principles – i.e., operate a neutral network with neutral routing along the company's wireless infrastructure such that the company does not privilege, degrade or prioritize any packet transmitted over its wireless infrastructure based on its source, ownership or destination."

There appears to be some basis for your view that Comcast may exclude the proposal under rule 14a-8(i)(7), as relating to Comcast's ordinary business operations. In this regard, we note that the proposal relates to the products offered for sale by Comcast and to Comcast's network management practices. We further note that although net neutrality appears to be an important business matter for Comcast and the topic of net neutrality has recently attracted increasing levels of public attention, we do not believe that net neutrality has emerged as a consistent topic of widespread public debate such that it would be a significant policy issue for purposes of rule 14a-8(i)(7). Accordingly, we will not recommend enforcement action to the Commission if Comcast omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Comcast relies.

Sincerely,

Robert Errett
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

TRILLIUM ASSET MANAGEMENT
Investing for a Better World® Since 1982

Trillium Asset Management Corporation
711 Atlantic Avenue
Boston, Massachusetts 02111-2809
T: 617-423-6655 F: 617-482-6179 800-548-5684

February 7, 2011

VIA e-mail: shareholderproposals@sec.gov

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Comcast Corporation 2011 Annual Meeting Shareholder Proposal of Louise Rice

Dear Sir/Madam:

This letter is submitted on behalf of Lousie Rice, (hereinafter referred to as "Proponent"), who is beneficial owners of shares of common stock of Comcast Corporation (hereinafter referred to as "Comcast" or the "Company"), and who has submitted a shareholder proposal (hereinafter referred to as "the Proposal") to Comcast, to respond to the letter dated January 7, 2011 sent to the Office of Chief Counsel by the Company, in which Comcast contends that the Proposal may be excluded from the Company's 2011 proxy statement under Rules 14a-8(i)(7) and (10).

I have reviewed the Proposal, as well as the Company's letter and supporting materials, and based upon the foregoing, as well as upon a review of Rule 14a-8, it is my opinion that the Proposal must be included in Comcast's 2011 proxy statement because (1) the subject matter of the Proposal transcends the ordinary business of the Company by focusing on a significant social policy issue confronting the Company; (2) the Proposal does not seek to micro-manage the Company; and (3) the Proposal has not been substantially implemented. Therefore, we respectfully request that the Staff not issue the no-action letter sought by the Company.

Pursuant to Staff Legal Bulletin 14D (November 7, 2008) we are filing our response via e-mail in lieu of paper copies and are providing a copy to Comcast's attorney William H. Aaronson at william.aaronson@davispolk.com.

The Proposal

The Proposal, the full text of which is attached as Appendix A, requests:

> the company publicly commit to market and sell only wireless broadband products which abide by Internet network neutrality principles – i.e., operate a neutral network with neutral routing along the company's wireless infrastructure such that the company does not privilege, degrade or prioritize any packet transmitted over its wireless infrastructure based on its source, ownership or destination.

The Proposal Focuses On Significant Policy Issue

There is no question that the Staff concluded last year that network neutrality was not a significant policy issue at that time. And there is also no question that what network management techniques are used for the services it sells and markets is a day-to-day task of the Company.

But almost a year has passed since the Staff's examination of network neutrality and over that time the issue has been at the center of an intense, broad and highly-public national discussion and debate involving the business community, the public, legislators, regulators and the press.[1] This discussion and debate constitutes tangible evidence that, at this time, network neutrality is a significant policy issue that transcends the day-to-day business of the company.[2] We therefore believe that a new staff conclusion is warranted[3] and that the issue of network neutrality is now appropriate for shareholder consideration.

Much of the evidence that network neutrality is a significant policy issue stems from the national debate leading up to and following the Federal Communication Commission's (FCC) decision in 2010 to issue network neutrality rules – the first time it has ever done so. In the months leading up to the FCC vote on December 21, 2010, network neutrality was the cover story for the September 2, 2010 issue of *The Economist*[4] and the subject of dueling editorials and commentaries in the *New York Times*[5] and *The Wall Street Journal*.[6] Earlier this month the editorial board of *USA Today* weighed in with its position in favor of network neutrality

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[1] In discussing this issue, we hereby incorporate the relevant portion of The City of New York Comptroller's Office February 19, 2010 letter in response to Comcast's January 14, 2010 no-action request which provides documentation of public interest, regulatory activity, legislative interest and media coverage related to the issue of network neutrality for at least the past three years and attach the relevant portion of that letter as Appendix B.

[2] As the commission has stated: "The policy underlying the ordinary business exclusion rests on two central considerations. The first relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. Examples include the management of the workforce, such as the hiring, promotion, and termination of employees, decisions on production quality and quantity, and the retention of suppliers. However, proposals relating to such matters but focusing on sufficiently significant social policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote." Exchange Act Release 34-40018 (May 21, 1998). In addition, the Staff has indicated that it considers a number of indicia when considering this question including the presence of widespread public debate, media coverage, regulatory activity, legislative activity and whether the issue has been a part of the public debate for a sufficient length of time.

[3] The Commission observed in 1998, in light of " changing societal views, the Division adjusts its view with respect to 'social policy' proposals involving ordinary business. Over the years, the Division has reversed its position on the excludability of a number of types of proposals, including plant closings, the manufacture of tobacco products, executive compensation, and golden parachutes." *Id.*

[4] http://www.economist.com/node/16941635

[5] http://www.nytimes.com/2010/12/18/opinion/18sat2.html?ref=editorials

[6] http://online.wsj.com/article/SB10001424052748704369304575632522873994634.html and http://online.wsj.com/article/SB10001424052748703395204576023452250748540.html

protections for wireless Internet access and included an opposing view by U.S. Senator Kay Bailey Hutchison.[7]

There are many reasons why network neutrality is a significant policy issue warranting this kind of widespread attention. As U.S. Senator Maria Cantwell said last week in introducing the Internet Freedom, Broadband Promotion, and Consumer Protection Act of 2011,[8] which focuses on network neutrality, "The reason a seemingly technical issue such as net neutrality has become such a politicized fight is that the financial stakes are so high."[9] And, as the bill explained:

> (1) Two-way communications networks constitute basic infrastructure that is as essential to our national economy as roads and electricity.
>
> (2) The broadband Internet constitutes the most important two-way communications infrastructure of our time.
>
> (3) Access to the broadband Internet is critical for job creation, economic growth, and technological innovation.
>
> (4) Access to the broadband Internet creates opportunity for more direct civic engagement, increased educational attainment, and enables free speech.

The Hill, a highly influential publication which reports on Congress, said "the debate has long since completed an evolution from arcane telecom debate to partisan lightning rod."[10]

A search of the *New York Times* website for the terms "wireless" and "net neutrality" appearing in the same story in 2010 generated 345 results; the same search of *The Wall Street Journal* generated 609 results. A search for "net neutrality" and "wireless" on Google News for just the month of December 2010 generated more than 1,000 results, including not only mainstream press,[11] but also the national business press[12] as well as the local press[13] of communities all across America.

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[7] http://www.usatoday.com/news/opinion/editorials/2011-01-04-editorial04_ST_N.htm and http://www.usatoday.com/news/opinion/editorials/2011-01-04-editorial04_ST1_N.htm.

[8] http://cantwell.senate.gov/news/012511_Net_Neutrality_bill_text.pdf

[9] http://cantwell.senate.gov/news/record.cfm?id=330533

[10] http://thehill.com/blogs/hillicon-valley/technology/139703-bono-mack-collecting-signatures-against-net-neutrality

[11] For example see http://www.csmonitor.com/Innovation/Latest-News-Wires/2010/1222/Net-Neutrality-Why-the-new-rules-don-t-guarantee-internet-equality, http://thepage.time.com/2010/12/21/mcconnell-blasts-flawed-net-neutrality-rules/, http://www.npr.org/2010/12/21/132237820/Fight-Over-Net-Neutrality-Is-Far-From-Over, http://www.latimes.com/business/la-fi-fcc-net-neutrality-20101222,0,6432967.story, and http://www.cnn.com/2010/TECH/web/12/20/fcc.net.neutrality/.

[12] For example see http://www.businessweek.com/news/2010-11-03/at-t-comcast-may-fend-off-web-rules-under-republicans.html, http://www.upi.com/Business_News/2010/11/20/FCC-may-vote-on-net-neutrality-soon/UPI-59881290262311/, http://www.bloomberg.com/news/2010-11-30/at-t-gains-fcc-s-ear-as-regulators-near-decision-on-net-neutrality-rules.html, http://www.forbes.com/2010/12/13/net-neutrality-internet-regulation-opinions-contributors-james-glassman.html, http://www.nytimes.com/2010/12/21/business/media/21fcc.html?hp, http://thelastword.msnbc.msn.com/_news/2010/12/21/5691617-winners-and-losers-of-net-neutrality, http://moneymorning.com/2010/12/23/fcc-net-neutrality-plan-comcast-corp.-nasdaq-cmcsa-netflix-inc.-nasdaq-

In response to the FCC's December 21st vote, U.S. Senate Republican leader Mitch McConnell took to the floor of the Senate (and issued a press release and video) to attack the FCC action:

> Today, the Obama Administration, which has already nationalized health care, the auto industry, insurance companies, banks and student loans, will move forward with what could be a first step in controlling how Americans use the Internet by establishing federal regulations on its use. This would harm investment, stifle innovation, and lead to job losses. And that's why I, along with several of my colleagues, have urged the FCC Chairman to abandon this flawed approach. The Internet is an invaluable resource. It should be left alone.
>
> As Americans become more aware of what's happening here, I suspect many will be as alarmed as I am at the government's intrusion. They'll wonder, as many already do, if this is a Trojan Horse for further meddling by the government. Fortunately, we'll have an opportunity in the new Congress to push back against new rules and regulations."[14]

Senator McConnell's fellow Republican leader in the House, Representative John Boehner, accused the FCC of pursuing a "government takeover of the Internet." "Under this job-killing big government scheme," he said, "the Obama administration is seeking to expand the power of the federal government."[15] In addition, 30 U.S. Senate Republicans wrote to the FCC stating their vehement opposition to any network neutrality rules; more than 300 members of both houses of Congress have publicly expressed opposition to FCC action.[16] Vocal support of

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nflx/, http://money.cnn.com/2010/12/21/technology/fcc_net_neutrality_ruling/index.htm, http://www.businessweek.com/magazine/content/10_50/b4207043617708.htm, http://www.economist.com/node/17800141?story_id=17800141, http://www.investors.com/EditorialCartoons/Cartoon.aspx?id=558781, http://www.ibtimes.com/articles/96852/20110103/what-is-net-neutrality-what-does-this-mean-to-you.htm, http://www.nasdaq.com/newscontent/20110120/comcast,-netflix-and-net-neutrality.aspx?storyid=800354607, http://community.nasdaq.com/News/2011-01/verizon-weighs-in-on-comcast-net-neutrality-dispute.aspx?storyid=54304

[13] For example see Iowa - http://www.kimt.com/content/localnews/story/Net-Neutrality-Explained/ZPQA-Efd6k6zWxG--Tc4ow.cspx, Georgia - http://www.onlineathens.com/stories/010211/opi_764289542.shtml, Worcester, Massachusetts - http://www.wbjournal.com/news48101.html and http://www.telegram.com/article/20110111/NEWS/101110357/1020, New Jersey - http://www.nj.com/opinion/times/oped/index.ssf?/base/news-1/129386436859640.xml&coll=5, California - http://sfbayview.com/2010/congresswoman-waters-fcc-net-neutrality-rules-could-especially-harm-people-of-color/; Boulder, Colorado - http://www.boulderweekly.com/article-4144-fcc-breaks-obamas-promise-on-net-neutrality.html; Denver, Colorado - http://www.bizjournals.com/denver/print-edition/2011/01/07/guess-who-foots-bill.html; Oregon - http://blog.oregonlive.com/siliconforest/2011/01/sen_merkley_urges_fcc_caution.html, Tennessee - http://www.tennessean.com/article/DA/20110118/NEWS01/101180342/Blackburn+wants+government+to+leave+Internet+alone, Ohio - http://www.zanesvilletimesrecorder.com/article/20110116/OPINION02/101160308, and Buffalo, NY - http://www.bizjournals.com/buffalo/print-edition/2011/01/14/fcc-balanced-on-net-neutrality.html.

[14] http://mcconnell.senate.gov/public/index.cfm?p=PressReleases&ContentRecord_id=facd508e-1db6-46c6-a941-4e329a3bd2d3&ContentType_id=c19bc7a5-2bb9-4a73-b2ab-3c1b5191a72b&Group_id=0fd6ddca-6a05-4b26-8710-a0b7b59a8f1f.

[15] http://thehill.com/blogs/hillicon-valley/technology/96503-boehner-slams-fcc-for-takeover-of-internetq

[16] http://blogs.wsj.com/washwire/2010/11/19/house-republicans-tell-fcc-no-net-neutrality-for-christmas/ and http://chambliss.senate.gov/public/index.cfm?p=PressReleases&ContentRecord_id=0fd9a6e8-f6e9-4b03-8a32-

network neutrality was expressed by many Democrats[17] and by members of the U.S. Congressional Internet Caucus, which has over 150 members.[18]

In response to the FCC vote, President Obama issued his own statement[19] not only about the importance of network neutrality as a campaign promise and an important policy goal of his administration, but as a principle that is critical to the U.S. economy and the nation's tradition of freedom of speech:

> Today's decision will help preserve the free and open nature of the Internet while encouraging innovation, protecting consumer choice, and defending free speech. Throughout this process, parties on all sides of this issue – from consumer groups to technology companies to broadband providers – came together to make their voices heard. This decision is an important component of our overall strategy to advance American innovation, economic growth, and job creation.
>
> As a candidate for President, I pledged to preserve the freedom and openness that have allowed the Internet to become a transformative and powerful platform for speech and expression. That's a pledge I'll continue to keep as President. As technology and the market continue to evolve at a rapid pace, my Administration will remain vigilant and see to it that innovation is allowed to flourish, that consumers are protected from abuse, and that the democratic spirit of the Internet remains intact.
>
> I congratulate the FCC, its Chairman, Julius Genachowski, and Congressman Henry Waxman for their work achieving this important goal today.

In addition to more than 100,000 public comments[20] filed with the FCC on its proposed rules, dozens of non-governmental organizations representing widely divergent interest groups have taken the opportunity over the past year to make public statements about the importance of network neutrality. For example, the U.S. Chamber of Commerce expressed "deep concern" about network neutrality rules and their potential impact on "the tremendous investment, innovation, consumer choice, and job creation evidenced in today's broadband marketplace."[21] The National Council of Churches and the United States Conference of Catholic Bishops have issued statements declaring the importance of wireless network neutrality for social justice.[22]

The reason for all of this debate and attention is, as FCC Chairman Genachowski explained, quoting the inventor of the worldwide web Tim Berners-Lee, "A neutral communications medium is the basis of a fair, competitive market economy, of democracy, and of science."

1ab8a6629851&ContentType_id=5c81ba67-be20-4229-a615-966ecb0ccad6&Group_id=29a81778-8944-46e0-a550-9d034534e70a and http://washingtonexaminer.com/blogs/beltway-confidential/2010/12/senate-gop-likely-force-confrontation-fcc-net-neutrality-rules#ixzz18J0bwvMX

17 http://kerry.senate.gov/press/release/?id=b389dc03-eab9-41f5-abf8-8781ae0ecbf8 -

18 http://www.netcaucus.org/

19 http://www.whitehouse.gov/the-press-office/2010/12/21/statement-president-today-s-fcc-vote-net-neutrality

20 http://hraunfoss.fcc.gov/edocs_public/attachmatch/FCC-10-201A2.doc

21 http://www.uschamber.com/press/releases/2010/august/us-chamber-fcc-effort-regulate-internet-jeopardizes-jobs

22 http://www.ncccusa.org/news/101018netneutrality.html and http://thehill.com/blogs/hillicon-valley/technology/139061-catholic-bishops-support-net-neutrality

When reviewing the widespread reporting and commentary on the network neutrality rules, there is no debate that the issue itself – the rules of the road for the Internet – is vitally important to our economy, our democracy and our culture. As Senate Majority Leader McConnell stated:

> Later today the Federal Communications Commission is expected to approve new rules on how Americans access information on the Internet. It has a lot of people rightly concerned.
>
> The Internet has transformed our society, our economy, and the very way we communicate with others. It's served as a remarkable platform for innovation at the end of the 20th century and now at the beginning of the 21st century.

If the activities of Comcast are examined, one can see that the policy questions at stake are also of great importance to and a priority for the Company. For example, it was reported in December that Comcast's CEO and Chairman Brian Roberts met with President Obama and took the opportunity to share his opinions about network neutrality regulations.[23] Additionally, a *Wall Street Journal* investigation entitled "Lobbying War Over Net Heats Up" included a diagram showing Comcast spent $12.59 million lobbying against network neutrality rules in 2009.


Capital in the Capitol | Lobbying for and against net neutrality rules in 2009
Phone/cable companies opposed to net neutrality rules
$17.68
Verizon
15.98
National Cable & Telecom Assoc.
14.7
AT&T
12.59
Comcast
5.9
US Telecom Assoc.
Selected companies'/organizations' spending on lobbying, in millions
Open Internet Coalition, a pro-net neutrality group
$4.03
Google
3.57
Sony
1.84
eBay
1.81
Amazon.com
1.72
ACLU
Source: Center for Responsive Politics

These numbers were only for 2009 and, given the reports of heavy lobbying in 2010, one can only imagine the resources the Company devoted to this issue in 2010.[24] This significant interest was also not limited to lobbying in 2010 or 2009. *The Washington Post* reported in December 2010 that "Over the past three years, more than 150 organizations hired at least 118

[23] http://www.politico.com/news/stories/1210/46445.html#ixzz18NqEOJaV, http://voices.washingtonpost.com/posttech/2010/12/google_cisco_kleiner_high-tech.html, and http://techdailydose.nationaljournal.com/2010/12/obama-meets-with-tech-other-bu.php
[24] http://online.wsj.com/article/SB10001424052748704720804576009713669482024.html?mod=WSJ_newsreel_technology

outside lobbying groups to influence the outcome of the vote currently scheduled for the commission's open meeting on Tuesday, Dec. 21."[25]

All of which begs the question, if network neutrality is so important that tens of millions of dollars are spent on lobbying, how can it not be a significant policy issue facing the Company? And how could it be that while citizen groups, politicians, lobbyists, academics, individuals, and business interests can participate in a heated public policy debate that is covered extensively by the national media, that the Company considers network neutrality for wireless networks not a significant policy issue and therefore inappropriate for shareholder consideration?

Statements by multiple groups on both sides of the network neutrality debate following the FCC's December 2010 ruling make it clear that the issue will remain in the public spotlight and subject to heated debate – particularly with respect to how network neutrality principles are applied to wireless networks. As the *National Journal* put it, "The rancor in Washington over network neutrality is about to enter a new phase: all-out political and judicial warfare."[26]

In the weeks following the FCC vote the debate continued not only with the *USA Today* article featuring Senator Hutchison, but also in numerous other venues,[27] including *Forbes*.[28] On January 5, 2011 Representative Marsha Blackburn and 62 co-sponsors introduced H.R. 96 - *To prohibit the Federal Communications Commission from further regulating the Internet*[29] and a pro-network neutrality bill, discussed earlier, was introduced by Senator Maria Cantwell.

In this debate, there is a distinction between network neutrality in general and its specific application to wireless access; as a result, wireless network neutrality has received copious and widespread attention and has been the subject of particularly fierce discussion. In its December vote, the FCC generally exempted wireless networks from the non-discrimination and non-prioritization rules that it created for fixed broadband connections. This exception for wireless has been most hotly debated since August 2010 when it was first recommend by Verizon and Google and then included in legislation proposed in the House by Representative Waxman.[30] Wireless Internet access is one of the fastest growing segments of the telecommunications business and is also the prevailing manner of access for economic and racial minorities. That is why, when Verizon and Google announced a joint proposal for network neutrality and proposed to leave wireless access unprotected, a huge outcry ensued.[31]

FCC Chairman Genachowski acknowledged these concerns by warning that while there were large exceptions created for mobile, that

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[25] http://www.washingtonpost.com/wp-dyn/content/article/2010/12/17/AR2010121706183.html
[26] http://techdailydose.nationaljournal.com/2010/12/net-neutrality-vote-only-infla.php. See also, http://www.npr.org/2010/12/21/132237820/Fight-Over-Net-Neutrality-Is-Far-From-Over.
[27] http://www.huffingtonpost.com/morgan-reed/promising-elements-of-the_b_801132.html, http://host.madison.com/ct/news/opinion/editorial/article_f3dcf6cc-2363-5f26-bc5f-c5ae6c53f2c8.html, and http://www.flashreport.org/featured-columns-library0b.php?faID=2011010409062562.
[28] http://www.forbes.com/2011/01/05/internet-regulation-net-neutrality-opinions-contributors-wayne-crews.html.
[29] http://www.govtrack.us/congress/bill.xpd?bill=h112-96
[30] http://thomas.loc.gov/cgi-bin/query/z?c111:H.R.3101:
[31] http://www.nytimes.com/2010/08/10/technology/10net.html?ref=technology

> we affirm our commitment to an ongoing process to ensure the continued evolution of mobile broadband in a way that's consistent with Internet freedom and openness.
>
> Any reduction in mobile Internet openness would be a cause for concern—as would any reduction in innovation and investment in mobile broadband applications, devices, or networks that depend on Internet openness.[32]

For the last three years the issue of network neutrality for both fixed and wireless broadband access has occupied a great deal of public attention. Going forward, there is significant concern from some corners that any rules are a problem. As the current Senate Majority leader McConnell put it in December, "we'll have an opportunity in the new Congress to push back against new rules and regulations." Similarly, there is significant concern from other constituencies that wireless Internet access was given a wide exemption from the rules. The President of one such group, Public Knowledge, made the point on *National Public Radio*:

> People of color, poor people, this is how they're getting their broadband Internet access. They're getting it through wireless. And by setting different standards for wireline and wireless, you're essentially saying we're okay with a two-tiered Internet, and we're going to have a digital divide of a different kind.[33]

Recently the *Washington Post* reported that House Republicans will be holding hearings on network neutrality.

> Neil Fried, a staff member (chief counsel) of the Republican-led House Energy and Commerce Committee, said overturning the FCC rules will be a priority for the new House lawmakers. He said the FCC chairman and staff will be called into hearings soon on the rules, which Republicans have called job-killing.
>
> "I think you can count on early in the year, one of the first tech issues is going to be net neutrality with a series of hearings on substance, to authority, to process," Fried said.

As demonstrated above, the issue has been the subject of widespread public debate, media coverage, regulatory activity, and legislative activity for at least three years. The issue shows no signs of subsiding in the wake of the FCC vote. The public debate will continue in Congress, at the FCC, in academia, in the newspapers and online. It is the most significant public policy issue confronting Comcast right now and for that very reason it is appropriate for shareholder consideration.

<u>The Proposal Does Not Seek To Micromanage the Company</u>

The Company argues that the Proposal should also be excluded because managing Internet access is a complex business and that the Proposal seeks to micromanage these intricate

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32 http://hraunfoss.fcc.gov/edocs_public/attachmatch/FCC-10-201A2.doc
33 http://www.npr.org/2010/12/21/132237820/Fight-Over-Net-Neutrality-Is-Far-From-Over.

activities. The SEC explained in the 1998 Release that proposals are not permitted to seek "to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Such micro-management may occur where the proposal "seeks intricate detail, or seeks specific time-frames or methods for implementing complex policies." However, "timing questions, for instance, could involve significant policy where large differences are at stake, and proposals may seek a reasonable level of detail without running afoul of these considerations."

To begin, it is important to highlight that the Proposal only focuses on wireless broadband products that Comcast markets and sells. As discussed further below, it appears that Comcast does not operate its own mobile Internet network, but rather contracts with and re-sells wireless services provided by third-parties. Consequently, we believe the Proposal does not raise questions about the complexity of managing access to a wireless Internet network.

However, in the event that we have misapprehended the Company's operations or the Staff concludes that these issues are relevant, we maintain that the Proposal is appropriate under Rule 14a8-(i)(7). In the 1998 Release, the Commission cited favorably to *Amalgamated Clothing and Textile Workers Union v. Wal-Mart Stores, Inc.*, 821 F. Supp. 877, 891 (S.D.N.Y. 1993) when discussing how to determine whether a proposal probed too deeply into matters of a complex nature. In *ACTWU*, the court was addressing the ordinary business exclusion in the context of employment discrimination at a retailer. The court concluded that the following request did not probe too deeply into the company's business:

> 1. A chart identifying employees according to their sex and race in each of the nine major EEOC defined job categories for 1990, 1991, and 1992, listing either numbers or percentages in each category.
>
> 2. A summary description of any Affirmative Action policies and programs to improve performances, including job categories where women and minorities are underutilized.
>
> 3. A description of any policies and programs oriented specifically toward increasing the number of managers who are qualified females and/or belong to ethnic minorities.
>
> 4. A general description of how Wal-Mart publicizes our company's Affirmative Action policies and programs to merchandise suppliers and service providers.
>
> 5. A description of any policies and programs favoring the purchase of goods and services from minority- and/or female-owned business enterprises.

Under this standard the issue of network neutrality on the company's wireless networks is very appropriate for shareholder consideration. And the manner in which the proposal seeks to address it is similarly proper. For example, the proposal in *Halliburton Company* (March 11, 2009), which was not omitted and which sought relatively detailed information on political contributions, included the following resolve clause:

Resolved, that the shareholders of Halliburton Company ("Company") hereby request that the Company provide a report, updated semi-annually, disclosing the Company's:

1. Policies and procedures for political contributions and expenditures (both direct and indirect) made with corporate funds.

2. Monetary and non-monetary political contributions and expenditures not deductible under section 162 (e)(1)(B) of the Internal Revenue Code, including but not limited to contributions to or expenditures on behalf of political candidates, political parties, political committees and other political entities organized and operating under 26 USC Sec. 527 of the Internal Revenue Code and any portion of any dues or similar payments made to any tax exempt organization that is used for an expenditure or contribution if made directly by the corporation would not be deductible under section 162 (e)(1)(B) of the Internal Revenue Code. The report shall include the following:

a) An accounting of the Company's funds that are used for political contributions or expenditures as described above;

b) Identification of the person or persons in the Company who participated in making the decisions to make the political contribution or expenditure; and

c) The internal guidelines or policies, if any, governing the Company's political contributions and expenditures

The report shall be presented to the board of directors' audit committee or other relevant oversight committee and posted on the company's website to reduce costs to shareholders.

Or consider the identical proposals in *Chesapeake Energy Corp.* (April 13, 2010), *Ultra Petroleum Corp.* (March 26, 2010), *EOG Resources, Inc.* (Wednesday, February 3, 2010) and *Cabot Oil & Gas Corp.* (January 28, 2010) that passed muster under the micro-management standard. This proposal requested a report on:

> the environmental impact of fracturing operations of Chesapeake Energy Corporation; 2. potential policies for the company to adopt, above and beyond regulatory requirements, to reduce or eliminate hazards to air, water, and soil quality from fracturing; 3. other information regarding the scale, likelihood and/or impacts of potential material risks, short or long-term to the company's finances or operations, due to environmental concerns regarding fracturing.

Also of relevance to this discussion is a series of proposals pertaining to banking and finance which sought a "policy concerning the use of initial and variance margin (collateral) on all over the counter derivatives trades and its procedures to ensure that the collateral is maintained in segregated accounts and is not rehypothecated," *JPMorgan Chase & Co.* (March 19, 2010), *Bank of America Corp.* (February 24, 2010), *Citigroup Inc.* (February 23, 2010). Arguably, derivatives trading and the sophisticated financial instruments involved in that market constitute one of the most complicated modern businesses on the planet today.

We also observe that shareholders have been permitted to consider proposals that focus on nuclear power generation, probably one of the most complex and technically demanding businesses from an environmental perspective - e.g. *Public Service Enterprise Group Inc.* (February 17, 1998), *Northern States Power Co.* (February 9, 1998), *Carolina Power & Light Co.* (March 8, 1990).

Finally, in *Wal-Mart Stores, Inc.* (March 31, 2010) the Staff permitted and asked the company to require the company's chicken and turkey suppliers to switch to animal welfare-friendly controlled-atmosphere killing. Wal-Mart has one of the most far-reaching and complex supply chains of any global business. Thus, while it may be complicated, shareholders can appreciate those complexities as they evaluate a proposal and make a reasonably informed decision about its implications for the company.

From these and many other examples, it is clear that shareholders have been deemed able to consider the merits of some very complex businesses and multifaceted issues. The Proposal we have filed with the Company is certainly within the parameters defined by these other cases. It is in fact a much simpler and more direct request of the Company.

Internet network management is of comparable complexity to operating a nuclear power plant, hydro-fracturing, derivatives trading, or managing the logistics of a global supply chain. And shareholders have been able to address proposals focused on issues involving the extraordinary dangers of nuclear power generation; the famously complex requirements of the Internal Revenue Code; the societal struggles with affirmative action policies; the logistical intricacies and pressures of the global just-in-time supply chain web; and the multi-jurisdictional demands of some of the most complex regulatory structures in the nation designed to protect the quality of our water, air and soil.

The record is clear: in the past, shareholders have been deemed well suited to consider proposals that would impact how companies navigate complex matters. Our Proposal is no different. We are asking the Company to market and sell wireless Internet access that abides by network neutrality principles and we provide a reasonable level of detail about what that means. Yes, the Internet is complicated, as is operating a wireless network, but the Company has not demonstrated that it is any more complex than any of the precedent businesses just described.

As important, the Proposal does not seek to delve into the details of the Internet or the operating requirements of a wireless network. A complex proposal would have gone into the details of network administration. The Proposal, however, to the extent that the Staff concludes that it does focus on the Company's own operations, is actually exactly the opposite because it requests that the Company treat all packets in a non-discriminatory fashion. A complex proposal would have called for treating video packets in one manner, audio packets in another, peer-to-peer protocols in another, and email in yet another way. That would have required the company to implement technologies to discriminate one packet from another. But we have done the opposite by simply asking the Company to treat all packets the same – i.e., according to the principle of non-discrimination described by the term network neutrality.

We therefore respectfully request that the Staff conclude that the Company has not met its burden of establishing that the Proposal seeks to micro-manage the Company.

The Company Has Not Substantially Implemented the Proposal

The Company argues that its policies demonstrate that it substantially implements the Proposal. However, a reading the material that it refers to at http://networkmanagement.comcast.net/ demonstrates that this is not the case. All of the policies contained and referenced therein only apply to fixed line broadband Internet access, and do not apply to any mobile or wireless offerings. In fact, the Company is quite clear about this limitation to its commitments. At http://customer.comcast.com/Pages/FAQViewer.aspx?seoid=Frequently-Asked-Questions-about-Network-Management#x2goapply, where the Company professes not to discriminate certain types of traffic for its fixed line Internet access, the Company states:

> **Does this congestion management technique apply to Xfinity Internet2Go service?**
>
> No. The mobile Internet networks that the Xfinity Internet2Go service uses are operated by third parties that Comcast works with to provide access to the service. These third parties manage their mobile Internet networks using their own techniques

The Proposal is entirely focused on Comcast's wireless products that it markets or sells. And according to the Company's public materials, its commitments to fixed line broadband Internet access do not apply to the mobile Internet network products it sells.

Similarly, the FCC's actions do not result in substantial implementation. As demonstrated at length above in our discussion of Rule 14a-8(i)(7), the FCC December 21, 2010 action explicitly does not apply network neutrality non-discrimination traffic rules to wireless networks. Therefore, we respectfully urge the Staff to conclude that the Company has not substantially implemented the proposal.

Conclusion

In conclusion, we respectfully request the Staff to inform the Company that Rule 14a-8 requires a denial of the Company's no-action request. As demonstrated above, the Proposal is not excludable under Rule 14a-8. Not only does the Proposal raise a significant social policy issue facing the Company, but it also raises the issue at a level of detail that is appropriate for shareholder consideration. Furthermore, the Company has not substantially implemented the Proposal. In the event that the Staff should decide to concur with the Company and issue a no-action letter, we respectfully request the opportunity to speak with the Staff in advance.

Please contact me at (503) 592-0864 or jkron@trilliuminvest.com with any questions in connection with this matter, or if the Staff wishes any further information. Also, pursuant to Staff Legal Bulletin Nos. 14B and 14D we request the Staff fax a copy of its response to 617-482-6179 and/or email a copy of its response to jkron@trilliuminvest.com.

Sincerely,

Jonas Kron, Esq.

cc: Attorney William H. Aaronson
william.aaronson@davispolk.com.

Appendix A

NETWORK NEUTRALITY ON WIRELESS NETWORKS

WHEREAS:

A free and open Internet is critical to our nation's economy and society.

To maintain its many benefits, broad non-discrimination principles must be vigorously applied to the fastest-growing segment of the Internet - wireless broadband networks.

These non-discrimination principles are commonly referred to as "network neutrality." According to the Congressional Research Service, network neutrality seeks "to ensure equal access and non-discriminatory treatment" for all content.

Network neutrality rules are needed to "facilitate the growth of the Internet and give private companies the correct incentives to continue investing in this significantly valuable good," according to a 2010 report by the Institute for Policy Integrity at NYU School of Law, which finds that an open Internet accounts for billions of dollars of economic value for Americans.

The principle of non-discrimination has been an engine for economic growth, empowering millions of America's small and medium-sized businesses through direct access to the Internet. Musicians and creative artists rely on open Internet principles, for access to audiences.

Federal Communication Commission (FCC) Chairman Genachowski has said that a free and open Internet must play a critical role in solving the "great challenges [we face] as a nation right now, including health care, education, energy, and public safety."

Widespread support of network neutrality is demonstrated by letters to the FCC from thousands of organizations including the American Library Association, National Gay and Lesbian Task Force and Consumer Federation of America.

Open Internet policies on wireless networks have particular importance for minority and economically disadvantaged communities. People of color access the Internet via cell phones at a much greater rate than their white counterparts, according to the Pew Internet & American Life Project. In 2010, Pew reported, only 33% of whites accessed the Internet on cell phones compared to 51% of English-speaking Latinos and 46% of African Americans; 30% of whites sent or received e-mail on cell phones compared to 47% of Latinos and 41% of African-Americans.

"The digital freedoms at stake are a 21st century civil rights issue," says Colorofchange.org, an organization representing black Americans. Network neutrality on wireless networks is essential "to avoid unintentionally treating communities of color, people living in rural areas, and the poor as second-class digital citizens," according to an FCC filing by Latinos for Internet Freedom and a coalition of over 150 organizations representing the poor and communities of color.

Our Company has operated with *de facto* network neutrality policies for many years. With network neutrality, we believe content innovation will prosper, furthering demand for ubiquitous high-speed Internet access on wireless networks. Conversely, failure to embrace non-discrimination principles will open our Company to potential competitive, legal and reputational risk.

Resolved, shareholders request the company publicly commit to market and sell only wireless broadband products which abide by Internet network neutrality principles – i.e., operate a neutral network with neutral routing along the company's wireless infrastructure such that the company does not privilege, degrade or prioritize any packet transmitted over its wireless infrastructure based on its source, ownership or destination.

Appendix B

THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
1 CENTRE STREET
NEW YORK, N.Y. 10007-2341

John C. Liu
COMPTROLLER

BY EMAIL AND EXPRESS MAIL

February 19, 2010

Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Comcast Corporation
<u>Shareholder Proposal submitted by the New York City Pension Funds</u>

To Whom It May Concern:

I write on behalf of the New York City Employees' Retirement System, the New York City Police Pension Fund, the New York City Fire Department Pension Fund and the New York City Board of Education Retirement System (the "Funds" or the "Proponents") in response to the January 14, 2010 letter sent to the Securities and Exchange Commission (the "Commission") by the firm of Davis Polk & Wardwell LLP on behalf of Comcast Corporation ("Comcast" or the "Company"). In that letter, the Company contends that the Funds' shareholder proposal (the "Proposal") may be omitted from the Company's 2010 proxy statement and form of proxy (the "Proxy Materials") pursuant to Rules 14a-8(i)(7) and 14a-8 (i)(10) under the Securities Exchange Act of 1934.

I have reviewed the Proposal as well as Rule 14a-8 and the January 14, 2010 letter. Based upon that review, it is my opinion that the Proposal may not be omitted from the Company's 2010 Proxy Materials. The Proposal is focused on the issue of a free and open Internet, also sometimes referred to as "net neutrality[1]." These two terms will be used interchangeably in this letter. Over the last few years, the issue of a free and open Internet has become the subject of significant governmental, media, commercial and public interest group attention. Indeed, during the relatively short period since the inauguration of President Barack Obama, albeit an eternity in Internet time, it appears that a substantial increase in the attention paid to net neutrality has taken place for reasons discussed *infra*. Federal

1 Network neutrality (also net neutrality, Internet neutrality) is a principle proposed for user access networks participating in the Internet that advocates no restrictions on content, sites, or platforms, on the kinds of equipment that may be attached, and on the modes of communication allowed, as well as communication that is not unreasonably degraded by other traffic. www.wikipedia.org.

Communications Commission ("FCC")Commissioner Michael J. Corps recently stated, "Broadband intersects with just about every great challenge confronting our nation – jobs, business growth, education, energy, climate change and the environment, international competitiveness, health care, overcoming disabilities, opening doors of equal opportunity, to name only the most obvious. Every one of these great national challenges has a broadband component as a critical part of its solution. But broadband connectivity is about even more than that. Increasingly our national conversation, our source for news and information, our knowledge of one another, will depend upon the Internet." FCC Workshop on "Speech, Democracy and the Open Internet" (December 15, 2009). Significantly, President Obama "considers broadband to be infrastructure, like electricity or water." USA TODAY, (December 9, 2009). The Proposal, which calls for a report on the adoption of guiding principles for the promotion of a free and open Internet, relates to a significant social policy issue that transcends "ordinary business." Accordingly, the Funds respectfully request that the Division of Corporation Finance (the "Division" or the "Staff") deny the relief that Comcast seeks.

I. PROPOSAL

The Proposal begins with a series of clauses followed by a resolution. The clauses note, among other things, that the Internet has become a defining infrastructure of our economy and society; that Internet Service Providers are gatekeepers to this infrastructure; that content filtering technology with its potential to severely inhibit an open and free society presents significant social policy concerns that subject the Company to new risks, and that operating successfully in this terrain requires a set of principles that will allow the Company to prosper and address its social responsibilities.

The Resolved clause then states:

> "**Therefore**, be it resolved, that shareholders request that the board prepare a report for shareholders, by October 2010 at reasonable cost and excluding proprietary and confidential information, on the merits of the board publicly adopting a set of guiding principles for the company to promote a free and open internet.
>
> In developing principles, we urge the board to consider authoritative statements on human rights on the internet, including the Internet principles adopted in 2005 by the FCC; the Global Network Initiative principles; and the Universal Declaration of Human Rights.

II. THE COMPANY HAS NOT SHOWN THAT IT MAY OMIT THE PROPOSAL UNDER RULE 14a-8(i) (7).

In its letter of January 14, 2010, the Company requests that the Division not recommend enforcement action to the Commission if the Company omits the Proposal under SEC Rule 14a-8(i)(7) (relates to the conduct of the company's ordinary business operations and does not involve significant social policy issues). Pursuant to Rule 14a-8(g), the Company bears the burden of proving that this exclusion applies. As detailed below, the Company has failed to meet its burden and its request for "no-action" relief should accordingly be denied.

A. The Proposal Concerns a Significant Social Policy Issue in its Focus on Guiding Principles for the Promotion of a Free and Open Internet, and Thus May Not Be Omitted as Relating to "Ordinary Business" Under Rule 14a-8(i)(7).

The Proposal is not substantially similar to the prior proposal the Funds submitted to Comcast.

In its January 14, 2010 letter, p. 2, Comcast states its erroneous belief that the Proposal is substantially similar to the proposal submitted by the Proponents in 2009 ("2009 proposal"), and as a result, the Company presents an outdated argument to the Division. In the 2009 proposal, the Funds sought a report "examining the effects of the company's Internet network management practices in the context of the significant public policy concerns regarding the public's expectations of privacy and freedom of expression on the Internet." This is not the focus of the Proposal now before the Division. In 2009, the Division excluded the proposal under Rule 14a-8(i) (7), as relating to the company's ordinary business operations, i.e. procedures for protecting user information. In acknowledgement of the guidelines the Division set out in Staff Legal Bulletin No. 14A (July 12, 2002) ("SLB 14A"), the Funds cured the defect of the 2009 proposal when drafting the Proposal to be included in the Company's 2010 Proxy Materials. The revised Proposal contains a distinctly different resolution, one which requests that the board prepare a report on the merits of the board publicly adopting a set of guiding principles for the Company to promote a free and open Internet, and that the board consider authoritative statements on human rights in developing these principles. Therefore, contrary to Comcast's argument, the Staff's exclusion of the 2009 proposal on "ordinary business" grounds as well as the exclusion of similar proposals do not serve as precedent for the Proposal's exclusion.

The Division of Corporate Finance has explicitly stated that "ordinary business" cannot be used as a rationale to exclude under Rule 14a-8(i)(7) proposals that relate to matters of substantial public interest. The July 12, 2002 Staff Legal Bulletin, which specified that it would no longer issue no-action letters for the exclusion of shareholder proposals relating to executive compensation, stated:

> The fact that a proposal relates to ordinary business matters does not conclusively establish that a company may exclude the proposal from its proxy materials. As the Commission stated in Exchange Act Release No. 40018, proposals that relate to ordinary business matters but that focus on "sufficiently significant social policy issues ... would not be considered to be excludable because the proposals would transcend the day-to-day business matters." See Amendments to Rules on Shareholder Proposals, Exchange Act Release No. 40018 (May 21, 1998).

Staff Legal Bulletin, SLB 14A (July 12, 2002.

The Bulletin then reviewed the SEC's historical position of not permitting exclusion on ordinary business grounds of proposals relating to significant policy issues:

> The Commission has previously taken the position that proposals relating to ordinary business matters "but focusing on sufficiently significant social policy issues ... generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote." The Division has noted many times that the presence of widespread public debate regarding an issue is among the factors to be considered in determining

whether proposals concerning that issue "transcend the day-to-day business matters."

Id.

As explained in *Roosevelt v. E.I. DuPont de Nemours & Co.*, 958 F. 2d 416 (DC Cir. 1992), a proposal may not be excluded if it has "significant policy, economic or other implications." *Id.* at 426. Interpreting that standard, the court spoke of actions which are "extraordinary, i.e., one involving 'fundamental business strategy' or 'long term goals.'" *Id.* at 427.

Intense and widespread public debate over a free and open Internet shows that the Proposal addresses a significant social policy issue.

A free and open Internet is one of the most important and widely discussed contemporary social policy issues. The main source for this conclusion is a public record replete with opposed and enacted legislation and regulation, millions of pages of public statements and reports, and extensive worldwide, media coverage involving thousands of individuals and organizations. The Company has not denied that net neutrality is a significant social policy issue. The Funds suggest that an increase in debates and media coverage about a free and open Internet have occurred for, *inter alia*, the following reasons: the election of President Obama; a new FCC Chairman and the decision to initiate a rulemaking process concerning regulations for Internet network management; a federal court hearing regarding Comcast's appeal of the 2008 FCC decision; the cyber attack against Google, and Secretary of State Hillary Clinton's actions and speeches.

The Obama Administration

According to the New York Times (August 29, 2009), President Obama is "an Internet-savvy president," who stated that he is "firmly committed to net neutrality so that we can keep the Internet as it should be – open and free." President Obama's appointments and nominations reflect his predilection. Chairman Julius Genachowski ("Genachowski"), confirmed on June 25, 2009 to head the FCC, is an unequivocal proponent of net neutrality, as is President Obama's new head of the Federal Trade Commission, Jon Leibowitz. Seattle Times (June 9, 2009). Aneesh Chopra, appointed by President Obama last year, is the country's first chief technology officer and is responsible for advancing President Obama's goal to bring broadband Internet to every U.S. home. "Washington in spotlight at electronics show; Nation's top techie uses gathering to advance policy goals." The Washington Post (January 9, 2010). This month, during a YouTube interview, President Obama stated, "I'm a big believer in net neutrality. I campaigned on this. I continue to be a strong supporter of it." "Obama Reiterates Commitment to Net Neutrality," PC Magazine.com (February 1, 2010).

A search for "net neutrality" on Google will produce approximately 13 million results. If the search is narrowed by the inclusion of the name "Obama," approximately 5 million results are produced, meaning that Obama is associated with approximately 38% of all occurrences of "net neutrality" in global web searches. Certainly, the new landscape in Washington and events over the past year have intensified the discussion of a free and open Internet and have elevated net neutrality to one of the most significant social policy issues of the day.

FCC Rulemaking on Net Neutrality

In a recent speech in Washington, DC, Genachowski stated that he is "convinced that there are few goals more essential in the communications landscape than preserving and maintaining an open and robust Internet." "Preserving a Free and Open Internet: A Platform for Innovation, Opportunity, and Prosperity," The Brookings Institution (September 21, 2009). In 2005, the FCC issued a policy statement that laid out four principles of Internet network management. Now, Genachowski, with strong backing from President Obama's administration, is pushing for this "statement of principles" to become enforceable regulations. "These principles can be summarized as: Network operators cannot prevent users from accessing the lawful Internet content, applications, and services of their choice, nor can they prohibit users from attaching non-harmful devices to the network. Two new items have been added to the list: The fifth principle is one of non-discrimination – stating that broadband providers cannot discriminate against particular Internet content or applications, and the sixth principle is a transparency principle – stating that providers of broadband Internet access must be transparent about their network management practices." *Id.*

The rulemaking process has surely added to the widespread debate concerning a free and open Internet. In the first round of public comments on FCC's proposal, "in excess of "100,000 individuals, special-interest groups and corporations" chimed in." St. Louis Post-Dispatch (January 24, 2010).

Comcast appeal

The Company's appeal of a 2008 FCC order has also generated significant debate and media coverage of net neutrality. The FCC ruled that Comcast couldn't block Internet users from using an on line file-sharing technology site, and Comcast asked a U.S. court to strike down the ruling, saying that the FCC had exceeded its authority. This past January, a D.C. appeals court heard arguments from the FCC and Comcast. The Associated Press (January 8, 2010). The case could go to the U.S. Supreme Court if Comcast wins, but more likely, Congress would get involved and provide legislation that could give the FCC clear authority to regulate the Internet, likely stirring much debate that gets to the heart of the controversial net neutrality issue." Investor's Business Daily (December 22, 2009).

Cyber attack against Google

Beginning with Google's announcement on January 12, 2010 about online attacks, the widely reported cyber attack against Google and dozens of other American corporations has ignited much debate and media coverage about a free and open Internet. Google's software engineers tracked the source of the attack to Taiwan, with footprints back to the Chinese mainland; Chinese officials have denied their government was involved. New York Times (January 26, 2010). *See e.g.* "Two Chinese Schools Said to Be Tied to Online Attacks," New York Times (February 19, 2010).

Secretary of State Hillary Clinton

Likewise, Clinton is a source of widespread media coverage of the net neutrality issue. In a recent speech, Clinton identified Internet freedom as a major policy principle for the United States. PCMagazine.com (January 21, 2010). Her speech was noteworthy as "the first time a senior American official had articulated a vision for making the Internet an integral part of foreign policy." New York Times (January 23, 2010). *See also* "Free the Internet; Unfettered access as foreign policy" Newsday (January 25, 2010). "In unusually prescriptive terms, [Clinton] called for businesses to promote Internet freedom in their international dealings, just as the corporate social responsibility movement got them to promote better environmental and labour conditions." The Globe and Mail (Canada) (January 27, 2010).

If the legislative and executive branches of the United States government raise serious public policy concerns with respect to an issue, such attention demonstrates the existence of a significant public policy issue that will be deemed to render a proposal appropriate for shareholder review. *Yahoo!* (April 13, 2007) (issues of Internet censorship and monitoring by repressive foreign governments). Most recently in Tyson Foods, Inc. (December 15, 2009), where the Staff concluded that antimicrobial resistance and the use of antibiotics in raising livestock was a significant policy issue, the Staff reaffirmed the relevance of the "widespread public debate" factor and noted the involvement and interest of legislators and regulators in the issue. In the subject case, there is ample evidence of legislative and executive branch focus and concern about a free and open Internet.

B. The No-Action Letters Cited by Comcast Are Wholly Inapposite.

The Proposal does not focus on "procedures for protecting user information."

The Company cites four no-action letters, all requesting reports similar to the 2009 proposal, in which the Staff excluded the proposal as one relating to the company's ordinary business operations, i.e., procedures for protecting user information. Sprint Nextel Corporation (February 17, 2009); Qwest Communications International Inc. (February. 17, 2009); Verizon Communications Inc. (February 13, 2009); AT&T Inc. (January. 26 2009). These no-action letters are clearly irrelevant: the Proposal does not seek "procedures for protecting user information." The Company also cites, purportedly for other reasons, a no-action letter from 2007 in which no-action relief was in fact granted for "procedures for protecting customer information, and which likewise, is not analogous to the Proposal. Verizon Communications Inc. (February 22, 2007)(financial, legal and ethical issues surrounding disclosure of customer records). Moreover, what the Company has failed to do is cite any proposal seeking a report similar to the Proposal.

The Proposal does not call for regulatory analysis.

The Company cites two no-action letters in which the companies were granted no-action relief because the proposals therein called for "evaluating the impact of expanded government regulation of the internet." Yahoo! Inc. (April 5, 2007); Microsoft Corporation (September 29, 2006). These almost identical proposals are strikingly distinct from the Proposal because they called for regulatory analysis whereas the Proposal seeks a report on the merits of the board publicly adopting a set of guiding principles for the promotion of a free and open Internet.

The Proposal does not seek to micro-manage the Company.

Clearly Comcast remains inappropriately focused on the 2009 proposal when it argues in its January 14, 2010 letter, p. 5., "As previously articulated, Comcast's network management practices are clearly within the realm of Comcast's ordinary business operations, and therefore, a report describing such practices, even if requested in the context of social policy issues, is excludable pursuant to Rule 24a-8(i)(7)." This is a summary of the Resolved clause in the 2009 proposal! The Company also displays its confusion on page 4 of its letter by arguing that the Proposal should be excluded due to the complexity of network management – Comcast's network management practices are not the focus of the Proposal.

The SEC clarified in the 1998 Release that shareholders, as a group, will not be in a position to make an informed judgment if the "proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Such micro-management may occur where the proposal "seeks intricate detail, or seeks specific time-frames or methods for implementing complex policies." However, "timing questions, for instance, could involve significant policy where large differences are at stake, and proposals may seek a reasonable level of detail without running afoul of these considerations."

The Proposal now before the Staff simply asks for a report on the merits of the board publicly adopting a set of guiding principles for the Company to promote a free and open internet and urges the board to consider some sources. The Proposal does not seek, for example, descriptions of particular network management protocols, routers used, server systems implemented, or other technologies. Further, by requesting the report be developed at reasonable cost, the Proponents are conveying the expectation that the work of the board would be on a general level that will not require it or shareholders to understand the technical intricacies of the Company's operation. Moreover, the shareholders are urging the board to consider authoritative statements on the Internet, including the 2005 FCC principles discussed *supra*, as well as the Global Network Initiative principles[2]. This is precisely the type of material that shareholders are equipped to and should handle.

Nevertheless, the Company argues that the Proposal is analogous to the proposal in General Electric Company (January 17, 2006), which the Staff excluded under Rule 14a-8(i)(7). In that proposal, the Resolved clause read:

RESOLVED: GE's shareholders request that, by the 2006 annual shareholder meeting, the Board of Directors make available to shareholders a report on the estimated impacts of a flat tax for GE, omitting proprietary information and at reasonable cost.

The report should provide estimates of the impact to GE of:

1. Taxing all profits at a flat rate of 17 percent and at other alternative flat rates;
2. Limiting taxable income to only income earned in the U.S.;
3. Replacing depreciation with capital expensing;
4. Abolishing special preferences or loopholes in the corporate tax code;
5. Savings attained from reduced business compliance costs.

Clearly, the disparate levels of complexity in the General Electric proposal and the Proposal disallow any meaningful comparison.

More compelling are two recent situations in which the Staff refused to grant no-action relief concerning proposals that requested complex information far in excess of the detail the

2 There are five Global Network Initiative principles: Freedom of Expression; Privacy; Responsible Company Decision Making; Multi-stakeholder Collaboration, and Governance, Accountability and Transparency. www.globalnetworkinitiative.org.

Proposal seeks. In PPG Industries (January 15, 2010) the resolution read:

RESOLVED: Shareholders request that the Board of Directors prepare a report, at reasonable cost and omitting proprietary information, on how PPG ensures that it is accountable for its environmental impacts in all of the communities where it operates. The report should contain the following information:

1. How PPG makes available reports regarding its emissions and environmental impacts on land, water, and soil – both within its permits and emergency emissions – to members of the communities where it operates;
2. How PPG integrates community environmental accountability into its current code of conduct and ongoing business practices; and,
3. The extent to which PPG's activities negatively affect the health of individuals living in economically poor communities.

In Halliburton Company (March 11, 2009), the proposal sought relatively complex information on political contributions but nevertheless, was deemed permissible and not in violation of Rule 14a-8(i)(7).

The Proposal calls for action in furtherance of a significant social policy issue.

The Company presents two no-action letters, Washington Mutual, Inc. (March 6, 2002) and The Mead Corporation (January 31, 2001), to support its argument that "the Commission has permitted the exclusion of shareholder proposals that seek to require a company to prepare and issue a report pertaining to its otherwise ordinary business operations but involving social policy issues, where such proposals call for reports but not action in furtherance of such social policy issue." It appears that the Company's stated reason for the exclusion of these two proposals is not the actual reason for their omission. It is more likely that these proposals were excluded for the reasons the Staff articulated in the no-action letters: "seeking a financial accounting of costs associated with land development projects" and "focusing on the company's liability methodology and evaluation of risks," respectively. Here, the Proposal seeks a report not on costs or risks, but rather on the merits of the board adopting a set of guiding principles for the company to promote a free and open Internet. Moreover, on its face, the Proposal calls for sufficient action. Indeed, in a recent analogous situation, the Staff refused to exclude a proposal under rule 14a-8(i)(7) that urged the board of directors to adopt principles for health care reform, such as those based upon principles specified in the proposal. Bank of America (February 17, 2009).

The Proposal is not directed at involving the Company in the political, legislative or regulatory processes.

Equally without merit is the Company's final argument that the Proposal should be excluded because it would result in involving Comcast in an active political, legislative and regulatory process concerning the regulation of the Internet and the operation of its broadband network. The proposals cited by the Company are irrelevant as the factual contexts of the subject case and those in the cited no-action letters bear no comparison: General Motors Corporation (April 7, 2006) (the proposal requested, *inter alia*, that the company petition the U.S. government and Congress for improved Corporate Average Fuel Economy standards) and Electronic Data Systems Corporation (March 24, 2000) (the proposal requested a report on the potential impact on EDS of pension-related proposals being considered by national policy makers, including legislative proposals[3].

It is inarguable that the instant Proposal materially differs from the 2009 proposal: the Company simply cannot lump them together in an attempt to discredit the Proposal. Nonetheless, apart from the citation of no-action letters the Division issued in 2009 and one additional no-action letter, the Company's argument for no-action relief in their January 14, 2010 letter is almost identical to the argument presented in their January 15, 2009 letter to the Division. Generals are notorious for their tendency to "fight the last war," by using the strategies and tactics from previous engagements whether or not they fit the current situation. Comcast resembles a general fighting the last war in its focus on the 2009 proposal.

For all of the above reasons, the Company has failed to prove that the Proposal may be excluded under Rule 14a-8(i) (7).

III. THE COMPANY DID NOT SUBSTANTIALLY IMPLEMENT THE PROPOSAL BECAUSE IT HAS NOT ISSUED THE REQUESTED REPORT.

The Company has prepared no report regarding the merits of the board publicly adopting a set of guiding principles for the Company to promote a free and open Internet.

"In the staff's view, a determination that the Company has substantially implemented the proposal depends upon whether its particular policies, practices and procedures compare favorably with the guidelines of the proposal." Texaco Inc. (March 15, 1991). Judged by that standard, Comcast has failed in numerous critical respects to implement the Proposal.

The Proposal requests that (1) the Board of Directors prepare a report on the merits of the board publicly adopting a set of guiding principles for the Company to promote a free and open internet. And, in developing the principles, the Proposal requests that (2) the board consider authoritative statements on human rights on the Internet, including the Internet principles adopted in 2005 by the FCC; the Global Network Initiative principles and the Universal Declaration of Human Rights. Therefore, the Proposal seeks a two-step mechanism. Both steps must be taken before the Company can argue that it has met its burden of establishing that it has met the Proposal's requisite elements. The Company has failed to substantially implement either of these steps.

A review of the Company's January 14, 2010 letter, all of the attachments to the letter and www.comcast.com does not back up the Company's assertion that it has substantially complied with the Proposal. Unlike the 2009 proposal, which focused on two principles, "freedom of expression" and "expectation of privacy," the Proposal requires the board to consider a much broader set of principles. The Company has not done this. Clearly, a few scattered sentences in all of the Company materials, pertaining to only a few of the principles cited in the Proposal, and without a thorough examination of these principles, is clearly

3 The Company also presented Verizon Communications, Inc. (January 31, 2006) to illustrate this proposition. However, similar to the General Electric proposal, *supra*, the proposal was excluded under rule 14a-8(i)(7) as relating to ordinary business operations, i.e., evaluating the impact of a flat tax on Verizon.

insufficient to constitute the requested report.

The precedents the Company cites in support of its arguments are thus readily distinguishable.[4] The no-action letters indicate greater adherence to a proposal is needed than Comcast can supply. In each of those cases, the company took action which conformed closely to the action requested by the proposal, so as to clearly meet the proposal's core objectives. Because it failed to issue a report that meets the core objectives of the Proposal, Comcast has failed to prove that the Proposal may be excluded under Rule 14a-8(i)(7).

Further, on a number of occasions, the Staff has concurred that when a proposal is focused on board level action, it is not sufficient for the company to argue that employees and management are addressing the issue. *See, e.g.*, NYNEX Corporation (February 16, 1994); Associates First Capital Corporation (March 13, 2000). The policies and statements posted on Comcast's website are not the product of a board examination of the specific issues raised by the Proposal.

IV. CONCLUSION

For the reasons set forth above, the Funds respectfully request that the Company's request for "no-action" relief be denied. Thank you for your time and consideration.

Sincerely,

Janice Silberstein
Associate General Counsel

New York City Comptroller's Office
1 Centre Street, Room 602
New York, NY 10007
(212) 669-3163
Fax (212) 815-8639
jsilber@comptroller.nyc.gov

cc: William H. Aaronson, Esq.
Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017

[4] ConAgra Foods, Inc. (July 3, 2006); The Talbots, Inc. (April 5, 2002); The Gap (March 16, 2001); Kmart Corporation (February 2, 2000); Nordstrom, Inc. (February 8, 1995).

New York
Menlo Park
Washington DC
London
Paris
Madrid
Tokyo
Beijing
Hong Kong

Davis Polk

Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017
212 450 4000 tel
212 701 5800 fax

January 7, 2011

Re: ***Shareholder Proposals Submitted by Trillium Asset Management Corporation***

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
via email: shareholderproposals@sec.gov

Ladies and Gentlemen:

On behalf of our client, Comcast Corporation ("**Comcast**" or the "**Company**"), we write to inform you of the Company's intention to exclude from its proxy statement and form of proxy for the Company's 2011 Annual Meeting of Shareholders (collectively, the "**2011 Proxy Materials**") the shareholder proposal (the "**Current Proposal**") and related supporting statement received from Trillium Asset Management Corporation, on behalf of Ms. Louise Rice (the "**Proponent**").

We hereby respectfully request that the Staff of the Division of Corporation Finance (the "**Staff**") concur in our opinion that the Company may, for the reasons set forth below, properly exclude the Current Proposal from the 2011 Proxy Materials. The Company has advised us as to the factual matters set forth below.

Pursuant to Staff Legal Bulletin No. 14D (CF), Shareholder Proposals (November 7, 2008), question C, we have submitted this letter and the related correspondence from the Proponent to the Commission via email to shareholderproposals@sec.gov. Also, in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed on this date to the Proponent informing them of the Company's intention to exclude the Current Proposal from the 2011 Proxy Materials.

The Company plans to file its definitive proxy statement with the Securities and Exchange Commission (the "**SEC**") on or about March 31, 2011. Accordingly, we are submitting this letter not less than 80 days before the Company intends to file its definitive proxy statement.

Introduction

The Proposal, which is attached hereto as Exhibit A, requests that:

"the company publicly commit to market and sell only wireless broadband products which abide by Internet network neutrality principles – i.e., operate a neutral network with neutral routing along the company's wireless infrastructure such that the company does not privilege, degrade or prioritize any packet transmitted over its wireless infrastructure based on its source, ownership or destination."

Comcast requests that the Staff of the SEC concur with its view that the Current Proposal may be properly omitted from the 2011 Proxy Materials pursuant to the provisions of Rule 14a-8(i)(7) because the Current Proposal concerns a matter relating to the Company's ordinary business operations and/or Rule 14a-8(i)(10) because the Company has already substantially implemented the Proposal.

Comcast believes that the Current Proposal is substantially similar to (i) a proposal submitted last year by the Proponent relating to Comcast's network management practices, which the Staff concluded was excludable pursuant to Rule 14a-8(i)(7) (the "**2010 Proposal**"), and (ii) a proposal submitted two years ago by the Proponent relating to Comcast's network management practices, which the staff also concluded was excludable pursuant to Rule 14a-8(i)(7) (the "**2009 Proposal**," and, together with the 2010 Proposal, the "**Prior Proposals**"). The 2010 Proposal, had it been adopted, would have called for the Board to prepare a report "on the merits of the board publicly adopting a set of guiding principles for the company to promote a free and open Internet." The 2009 Proposal, had it been adopted, would have called for the Board to prepare a report that "examin[ed] the effects of the company's Internet network management practices in the context of the significant public policy concerns regarding the public's expectations of privacy and freedom of expression on the Internet."

Both Prior Proposals focused on the Company's network management and its impact on internet users, particularly with respect to freedom of expression. However, the Current Proposal, while addressing a network management issue like the Prior Proposals, goes even further than the Prior Proposals, by requiring the Company to market and sell products that comply with specified principles.

Grounds for Omission

I. The Current Proposal may be omitted from the 2011 Proxy Materials under Rule 14a-8(i)(7) because it deals with a matter relating to Comcast's ordinary business operations.

Pursuant to Rule 14a-8(i)(7), the Current Proposal may be excluded from Comcast's 2011 Proxy Materials because it deals with a matter relating to Comcast's ordinary business operations—the decision about what products to market and sell.

More generally, the Current Proposal may be excluded from Comcast's 2011 Proxy Materials for the same reasons that permitted the exclusion of the Prior Proposals. The general policy underlying the "ordinary business" exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at annual shareholders meetings." Exchange Act Release No. 34-40018 (May 21, 1998) (the "**1998 Release**"). This general policy reflects two central considerations: (i) "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight"; and (ii) the "degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." The 1998 Release, citing in part Exchange Act Release No. 12999 (November 22, 1976).

A. The Current Proposal relates to decisions about maintaining or changing product lines, matters that have long been recognized as "ordinary business operations"

The Staff consistently has taken the position that shareholder proposals regarding the sale and marketing of products relate to ordinary business matters and thus may be omitted from the issuer's proxy materials pursuant to Rule 14a-8(i)(7). See, e.g., Loew's Corporation (February 4, 2004) (proposal requiring company to cease marketing and sale of certain tobacco products); Kmart Corporation (February 23, 1993) (proposal requiring Kmart to terminate the sale of materials describing sexual activities between adults and children); McDonald's Corporation (March 24, 1992) (proposal that would require McDonald's to offer specified menu selections at its international outlets); USX Corporation (January 26, 1990) (proposal to cease sales of soft-core pornography); American Express Company (January 25, 1990) (proposal requiring company to not promote fur products); Altria Group Inc. (February 6, 1989) (proposal to cease the sale of tobacco products); Kimberly-Clark Corp. (February 26, 1987) (proposal requiring the company to discontinue certain product lines related to the tobacco industry); and Walt Disney Productions (November 19, 1984) (proposal to withdraw particular films from a distribution market).

These and many other precedents provide a clear and compelling basis for concluding that the Current Proposal, to market and sell only certain products that comply with specified principles, is excludable under rule 14a-8(i)(7). In each case, the Staff recognized that decisions regarding what products a company will market and sell are matters of ordinary business.

B. The Current Proposal Relates to Comcast's ordinary business operations– its network management practices

Comcast earns revenue by, among other things, providing high-quality High-Speed Internet service to both commercial and residential users. As the Internet continues to evolve and Comcast strives to provide its customers with the highest quality Internet service possible, Comcast must also continue to ensure that its network capabilities are able to provide such service.

Comcast manages its network with the goal of delivering the best possible High-Speed Internet experience to all of its customers. Network management is essential for Comcast to promote the use and enjoyment of the Internet by all of its customers. Comcast uses various tools and techniques to manage its network. These tools and techniques, like the network and its usage, are dynamic and can and do change frequently.

Decisions regarding Comcast's network management and the products the network supports depend on an intimate knowledge of Comcast's High-Speed Internet network. Only Comcast management and staff have the requisite knowledge of Comcast's network and user population in order to assess, set and refine its network management policies and tools. Given that, it seems clear that decisions about how the network and what products the network should support should be operated falls squarely within the scope of Comcast's ordinary business operations.

The Staff concluded that the Proponent's Prior Proposals, seeking reports on the Company's Internet neutrality practices, fell within the purview of Comcast's ordinary business operations. The Staff reached the same conclusion in connection with several other proposals in prior years seeking similar reports from other companies. See Sprint Nextel Corporation (March 12, 2010); Verizon Communications Inc. (March 2, 2010); AT&T Inc. (March 1, 2010); Sprint Nextel Corporation (February 17, 2009); Qwest Communications International Inc. (February 17, 2009); Verizon Communications Inc. (February 13, 2009); and AT&T Inc. (January 26, 2009); see also Yahoo! Inc. (April 5, 2007) (concurring in the exclusion of a proposal which requested the Board of Directors to "report to shareholders as soon as practicable on the Company's rationale for supporting and/or advocating public policy measures that would increase government regulation of the Internet"); and Microsoft Corporation (September 29, 2006) (same).

As was the case with the Prior Proposals, the Proponent should not be allowed to improperly intervene in the day-to-day operations of one of the key areas of Comcast's business in order to advance their particular agenda.

C. The Current Proposal relates to a complex matter that is most appropriate for management to address

Issues related to network management are highly complex and require a detailed understanding of, among other things, the applicable legal and regulatory regimes and Comcast's and other Internet Service Providers' network architectures, business practices, products and available network technology. To make an informed judgment as to what types of network management practices or wireless broadband products are necessary and will promote the interests of Comcast, its stockholders and its customers requires an intimate knowledge of these complex practices. The complexity and rapid evolution of the Internet, network management practices, technology and wireless broadband products make network management a poor topic for action by stockholders at an annual meeting and are just the type of proposal that "seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment" (as stated in the 1998 Release). Accordingly, the Company believes that it should be permitted to exclude the Current Proposal on the basis of Rule 14a-8(i)(7).

Comcast believes that the Current Proposal is exactly the type of matter that the "ordinary business" exception is Rule 14a-8(i)(7) was created to address. By requesting that the Board of Directors provide a commitment with regard to the products that the Company will sell, the Proponents are seeking to subject to shareholder oversight an aspect of Comcast's business that is most appropriately handled by Comcast's management.

Moreover, the Current Proposal would result in involving Comcast in an active political, legislative and regulatory process with respect to regulation of the Internet and the operation of its broadband network. On December 21, 2010, the Federal Communications Commission (the "**FCC**") issued a report and order containing new rules with respect to "net neutrality" (the "**FCC Order**"). Comcast's participation in the ongoing legislative and regulatory process is a matter properly reserved for management. The Staff has consistently excluded proposals on the ground that they were directed at involving a company in the political or legislative process relating to an aspect of its business operations. See General Motors Corporation (April 7, 2006); Verizon Communications, Inc. (January 31, 2006); and Electronic Data Systems Corporation (March 24, 2000).

II. The Current Proposal may be omitted from the 2011 Proxy Materials under Rule 14a-8(i)(10) because Comcast has substantially implemented the Current Proposal.

Pursuant to Rule 14a-8(i)(10), which permits the exclusion of a shareholder proposal if the company has already substantially implemented the proposal, the Current Proposal may be excluded from Comcast's 2011 Proxy Materials if Comcast has already substantially implemented them. See Exchange Act Release No. 34-20091 (August 16, 1983). According to the Commission, the exclusion provided for in Rule 14a-8(i)(10) "is designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by management." See Exchange Act Release No. 34-12598 (July 7, 1976). A shareholder proposal is considered to be substantially implemented if the company's relevant "policies, practices and procedures compare favorably with the guidelines of the proposal." Texaco, Inc. (March 28, 1991). The Staff does not require that a company has implemented every detail of a proposal in order to permit exclusion under Rule 14a-8(i)(10). Instead, the Staff has consistently taken the position that when a company already has policies and procedures in place relating to the subject matter of the proposal or has implemented the essential objectives of the proposal, the shareholder proposal has been substantially implemented and may be excluded pursuant to Rule 14a-8(i)(10). See ConAgra Foods, Inc. (July 3, 2006); The Talbots, Inc. (April 5, 2002); The Gap, Inc. (March 16, 2001) and Kmart Corporation (February 23, 2000).

A. Comcast has Clear Policies not to Discriminate Against Particular Kinds of Online Content.

Comcast's has clear policies not to discriminate against particular kinds of online content. Through various documents posted on Comcast's Web site (accessible via the Web page *http://networkmanagement.comcast.net/*) that pertain to Comcast's High-Speed Internet service, Comcast provides a significant amount of information regarding its network management practices. These documents contain detailed information about, among other topics, why Comcast manages its network, how it manages its network, and how customers are affected by network management. These documents clearly state that Comcast's network management does not block customer applications or programs nor does it discriminate against particular types of online content.

Comcast also publishes a Frequently Asked Questions section on its Web site (available at *http://customer.comcast.com/Pages/FAQViewer.aspx?Guid=24f9d063-b8ca-4c93-a528-cb62e1fd664b*), which discusses why Comcast manages its network and the techniques utilized to do so. This portion of Comcast's Web site makes it clear that neither Comcast's previous network management practices nor the network management practices to which it has transitioned discriminate against particular types of online content.

Comcast continues to publish and update information describing its network management practices, including how these practices relate to the public policy concerns regarding Internet network neutrality and believes that these disclosures demonstrate it has implemented the essential objectives of the Current Proposal.

B. The Current Proposal has been Substantially Implemented through the FCC Rulemaking Process.

The FCC Order, which was issued on December 21, 2010 (after the receipt of the Current Proposal), directly addresses the concerns raised by the Current Proposal.

In furtherance of its stated goal of "preserv[ing] the Internet as an open platform," the FCC Order contains specific rules governing the application of Internet network neutrality principles. For example, these rules provide that "a person engaged in the provision of fixed broadband Internet access service, insofar as such person is so engaged, shall not block lawful content, applications, services, or non-harmful devices, subject to reasonable network management," and that "a person engaged in the provision of fixed broadband Internet access service, insofar as such person is so engaged, shall not unreasonably discriminate in transmitting lawful network traffic over a consumer's broadband Internet access service." See Preserving the Free and Open Internet, Report and Order 10-201. Such rules directly address the concerns raised by the Current Proposal. Indeed, they are more expansive, in that they govern the application of Internet network neutrality principles not only to wireless products, but also to wired products.

Because the Current Proposal's request is already implemented by applicable law, Comcast believes that the Current Proposal is substantially implemented and can be excluded from the 2011 Proxy Materials, as provided in Rule 14a-8(i)(10).

Conclusion

Comcast believes that the Current Proposal may be properly excluded from the 2011 Proxy Materials pursuant to Rule 14a-8(i)(7) because issues relating to network management are within the scope of Comcast's ordinary business operations and the Current Proposal does not satisfy the social policy exception to this rule. Comcast also believes that the Current Proposal may be properly excluded from the 2011 Proxy Materials pursuant to Rule 14a-8(i)(10) because the Current Proposal has been substantially implemented.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Should you disagree with the conclusions set forth herein, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. Please do not hesitate to call me at (212) 450-4397 or Arthur R. Block, the Company's Senior Vice President, General Counsel and Secretary, at (215) 286-7564, if we may be of any further assistance in this matter.

Very truly yours,

William Aaronson

William H. Aaronson

cc: w/enc: Trillium Asset Management Corporation
Arthur R. Block

EXHIBIT A

TRILLIUM ASSET MANAGEMENT®
Investing for a Better World® Since 1982

Trillium Asset Management Corporation
www.trilliuminvest.com

December 8, 2010

Arthur R. Block, Secretary
Comcast Corporation
One Comcast Center
Philadelphia, PA 19103

It - Jw √
Cis

Dear Arthur R. Block:

Trillium Asset Management Corp. ("Trillium") is an investment firm based in Boston specializing in socially responsible asset management. We currently manage approximately $900 million for institutional and individual clients.

I am hereby authorized to notify you of our intention to file the enclosed shareholder resolution with Comcast on behalf of our client Louise Rice. Trillium submits this shareholder proposal for inclusion in the 2011 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 (17 C.F.R. § 240.14a-8). Per Rule 14a-8, Louise Rice holds more than $2,000 of Comcast Corporation common stock, acquired more than one year prior to today's date and held continuously for that time. Our client will remain invested in this position continuously through the date of the 2011 annual meeting. We will forward verification of her position separately. We will send a representative to the stockholders' meeting to move the shareholder proposal as required by the SEC rules.

Please direct any communications to me at (503) 592-0864 and at Trillium Asset Management Corp. 711 Atlantic Ave., Boston, MA 02111; or via email at jkron@trilliuminvest.com. Please kindly confirm receipt of this letter via email.

Sincerely,

Jonas Kron
Deputy Director of ESG Research & Shareholder Advocacy
Trillium Asset Management Corporation

Cc: Brian L. Roberts, Chairman and Chief Executive Officer
Enclosures

NETWORK NEUTRALITY ON WIRELESS NETWORKS

WHEREAS:

A free and open Internet is critical to our nation's economy and society.

To maintain its many benefits, broad non-discrimination principles must be vigorously applied to the fastest-growing segment of the Internet - wireless broadband networks.

These non-discrimination principles are commonly referred to as "network neutrality." According to the Congressional Research Service, network neutrality seeks "to ensure equal access and non-discriminatory treatment" for all content.

Network neutrality rules are needed to "facilitate the growth of the Internet and give private companies the correct incentives to continue investing in this significantly valuable good," according to a 2010 report by the Institute for Policy Integrity at NYU School of Law, which finds that an open Internet accounts for billions of dollars of economic value for Americans.

The principle of non-discrimination has been an engine for economic growth, empowering millions of America's small and medium-sized businesses through direct access to the Internet. Musicians and creative artists rely on open Internet principles, for access to audiences.

Federal Communication Commission (FCC) Chairman Genachowski has said that a free and open Internet must play a critical role in solving the "great challenges [we face] as a nation right now, including health care, education, energy, and public safety."

Widespread support of network neutrality is demonstrated by letters to the FCC from thousands of organizations including the American Library Association, National Gay and Lesbian Task Force and Consumer Federation of America.

Open Internet policies on wireless networks have particular importance for minority and economically disadvantaged communities. People of color access the Internet via cell phones at a much greater rate than their white counterparts, according to the Pew Internet & American Life Project. In 2010, Pew reported, only 33% of whites accessed the Internet on cell phones compared to 51% of English-speaking Latinos and 46% of African Americans; 30% of whites sent or received e-mail on cell phones compared to 47% of Latinos and 41% of African-Americans.

"The digital freedoms at stake are a 21st century civil rights issue," says Colorofchange.org, an organization representing black Americans. Network neutrality on wireless networks is essential "to avoid unintentionally treating communities of color, people living in rural areas, and the poor as second-class digital citizens," according to an FCC filing by Latinos for Internet Freedom and a coalition of over 150 organizations representing the poor and communities of color.

Our Company has operated with *de facto* network neutrality policies for many years. With network neutrality, we believe content innovation will prosper, furthering demand for ubiquitous high-speed Internet access on wireless networks. Conversely, failure to embrace non-discrimination principles will open our Company to potential competitive, legal and reputational risk.

Resolved, shareholders request the company publicly commit to market and sell only wireless broadband products which abide by Internet network neutrality principles – i.e., operate a neutral network with neutral routing along the company's wireless infrastructure such that the company does not privilege, degrade or prioritize any packet transmitted over its wireless infrastructure based on its source, ownership or destination.